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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               ----------------

                         ZENITH ELECTRONICS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         ZENITH ELECTRONICS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   989349105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                               ALBIN F. MOSCHNER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         ZENITH ELECTRONICS CORPORATION
                             1000 MILWAUKEE AVENUE
                            GLENVIEW, ILLINOIS 60025
                                 (708) 391-7000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH COPIES TO:
           RICHARD F. VITKUS                         THOMAS A. COLE
     SENIOR VICE PRESIDENT-GENERAL                  SIDLEY & AUSTIN
         COUNSEL AND SECRETARY                  ONE FIRST NATIONAL PLAZA
     ZENITH ELECTRONICS CORPORATION             CHICAGO, ILLINOIS 60603
         1000 MILWAUKEE AVENUE                       (312) 853-7000
        GLENVIEW, ILLINOIS 60025
             (708) 391-7000

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

  This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, dated July 21, 1995 and amended as of July 26, 1995 and August 4, 1995 (the "Schedule 14D-9"), filed by Zenith Electronics Corporation, a Delaware corporation (the "Company"), relating to the tender offer by LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated July 21, 1995, to purchase up to 18,619,000 shares of common stock, $1.00 par value, of the Company, including the associated common stock purchase rights issued pursuant to the Company's rights Agreement (the "Common Stock"), at $10.00 per share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 21, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the "Offer"). Unless otherwise defined, all capitalized terms used in this Amendment shall have the respective meanings attributed to such terms in the Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  Section (b) (2)(i) of Item 3 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

  (b) (2)

    (i) THE STOCK PURCHASE AGREEMENT.

  The following summary of terms of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

  Sale and Purchase of Issue Shares. Upon the terms and subject to satisfaction or waiver of the conditions described below under "--Conditions" and the further condition that the Purchaser shall have accepted for purchase pursuant to the Offer not less than 18,619,000 shares of Common Stock, the Company has agreed to issue and sell to the Purchaser, and the Purchaser has agreed to purchase from the Company, 16,500,000 shares of Common Stock at a price of $10.00 per share (the "Issue Shares"). The Purchaser has indicated to the Company that pursuant to the Stock Purchase Agreement it will assign the right to purchase 80% of the Issue Shares to LG Semicon Co., Ltd, a corporation organized under the laws of the Republic of Korea and a majority owned subsidiary of the Purchaser ("LG Semicon").

  The Offer. Pursuant to the terms of the Stock Purchase Agreement, the Purchaser was required to commence the Offer no later than five business days after the public announcement that the Purchaser and the Company entered into the Stock Purchase Agreement. The Offer was commenced on July 21, 1995 pursuant to an Offer to Purchase dated July 21, 1995. Stockholders are urged to review the Offer to Purchase and any supplements thereto to determine how to tender shares of Common Stock pursuant to the Offer and to determine their rights to withdraw shares of Common Stock previously tendered pursuant to the Offer. The obligations of the Purchaser to accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject (the following being referred to as the "Offer Conditions") to the purchase by the Purchaser of the Issue Shares, to be consummated simultaneously with the purchase of the Offer Shares, and to the conditions that (i) the Stock Purchase Agreement shall not have been terminated, (ii) there shall be validly tendered in accordance with the terms of the Offer prior to the Expiration Date and not withdrawn at least 18,619,000 shares of Common Stock (the term "Expiration Date" shall mean 12:00 midnight, New York City time, on Tuesday, November 7, 1995, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Stock Purchase Agreement), shall from time to time have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire, and (iii) to the satisfaction or waiver of the following conditions:

    (a) Stockholder Approval. The Company's stockholders shall have approved the transactions contemplated by the Stock Purchase Agreement, including the issuance and sale to the Purchaser of the Issue Shares and the purchase by the Purchaser of the Offer Shares as contemplated by

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

  the Stock Purchase Agreement, which transactions shall be described in a proxy statement and related proxy materials, and submitted to a vote of the Company's stockholders.

    (b) No Prohibition. No statute, rule, regulation, judgment, order, decree, ruling, injunction, or other action shall have been entered, promulgated or enforced by any governmental, quasi-governmental, judicial, self-regulatory or regulatory agency or entity or subdivision thereof with jurisdiction over the Company or the Purchaser or any of their subsidiaries or any of the transactions contemplated by the Stock Purchase Agreement ("Governmental Authorities") that purports, seeks, or threatens to (i) prohibit, restrain, enjoin, or restrict in a material manner, the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement or (ii) impose material adverse terms or conditions (not set forth in the Stock Purchase Agreement) upon the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement.

    (c) Regulatory Compliance. All material filings with all Governmental Authorities required to be made in connection with the purchase and sale of the Offer Shares as contemplated by the Stock Purchase Agreement shall have been made, all waiting periods thereunder shall have expired or terminated and all material orders, permits, waivers, authorizations, exemptions, and approvals of such entities required to be in effect on the date of the closing of the transactions contemplated by the Stock Purchase Agreement (the "Closing") in connection with the purchase and sale of the Offer Shares as contemplated by the Stock Purchase Agreement shall have been issued, and all such orders, permits, waivers, authorizations, exemptions or approvals shall be in full force and effect on the date of the Closing; provided, however, that no provision of the Stock Purchase Agreement shall be construed as requiring any party to accept, in connection with obtaining any requisite approval, clearance or assurance of non-opposition, avoiding any challenge, or negotiating any settlement, any condition that would (i) materially change or restrict the manner in which the Company or the Purchaser conducts or proposes to conduct its businesses, or (ii) impose material terms or conditions (not set forth in the Stock Purchase Agreement) upon the purchase and sale of any Offer Shares as contemplated by the Stock Purchase Agreement. The required material filings with Governmental Authorities include filings by the Company and the Purchaser with the Federal Trade Commission and the United States Department of Justice required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), filings by the Purchaser with the Bank of Korea and other instrumentalities of the Republic of Korea and the filings described in (d) below. The Purchaser and the Company made the requisite filings under the HSR Act and have received notice that the required waiting period under the HSR Act expired on September 1, 1995. The Purchaser has informed the Company that the required filings to be made with the Bank of Korea and other instrumentalities of the Republic of Korea have been made and that the Purchaser has received final approval of the transactions contemplated by the Stock Purchase Agreement by such entities.

    (d) Exon-Florio. The Purchaser and the Company shall have delivered to the Committee on Foreign Investment in the United States ("CFIUS") appropriate notification and report forms pursuant to Section 721 of the Defense Production Act of 1950, as amended (the "Exon-Florio Amendment"), and (i) more than thirty days shall have passed from the calendar day following acceptance by CFIUS of such notice without advice from CFIUS of the commencement of an investigation of the transactions contemplated by the Stock Purchase Agreement, (ii) the Purchaser and the Company shall have been advised by CFIUS that CFIUS has determined not to undertake an investigation of the transactions contemplated by the Stock Purchase Agreement, or (iii) if CFIUS commences an investigation of the transactions contemplated by the Stock Purchase Agreement, such investigation shall have been resolved to the mutual satisfaction of the Purchaser and the Company. The required filings pursuant to the Exon-Florio Amendment were delivered by the Purchaser and the Company and accepted by CFIUS on September 7, 1995. The Purchaser received written notice on October 10, 1995 from CFIUS that, based on its review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under the Exon-Florio Amendment. The receipt of this notice satisfies this condition.

    (e) Directors. Provision shall have been made to the satisfaction of Purchaser that, immediately following the Closing, the Board of Directors of the Company will be composed of ten directors and six of such directors shall be designees of the Purchaser, one of such directors shall be Albin
  F. Moschner, the Company's President and Chief Executive Officer, and three of such directors shall be persons who are not (apart from such directorship) affiliates, officers, employees, agents, principals or partners of the Purchaser or the Company or any subsidiary of either of them and who are, if they are willing to serve, members of the Board of Directors of the Company immediately prior to the Closing. It is anticipated that Peter S. Willmott, Andrew McNally IV and T. Kimball Brooker, along with Albin F. Moschner, will continue as directors of the Company and that the other current directors of the Company will resign.

    (f) Performance. The Company shall have performed in all material respects its obligations under the Stock Purchase Agreement to the date of the Closing.

    (g) Amended Bylaws. The Company shall have amended its Bylaws in the form attached to the Stock Purchase Agreement as Exhibit A (the "Amended Bylaws") immediately prior to the Closing and such amendments shall have been duly authorized, approved and effected.

    (h) Amendment of Rights Agreement. The Company's rights agreement with The Bank of New York, as successor rights agent (the "Rights Agreement"), shall have been amended by the Company (the "Amendment to Rights Agreement") to specifically exclude the Purchaser and its affiliates from the definition of "Acquiring Person" (as defined in the Rights Agreement) and to otherwise avoid any adverse consequence to Purchaser or the Company, including, without limitation, the occurrence of a "Distribution Date" (as defined in the Rights Agreement) as a consequence of the transactions contemplated by the Stock Purchase Agreement, the Company Letter (as defined below), the Tender Offer Statement on Schedule 14D-1 and related Offer to Purchase, form of letter of transmittal and summary advertisement to be used in connection with the Offer (the "Offer Documents"), the Solicitation/Recommendation Statement on Schedule 14D-9 pertaining to the Offer and the Amended Bylaws (collectively, together with any amendments thereof, and all supplements, annexes and exhibits thereto, the "Transaction Documents").

    (i) Closing Deliveries. The Company shall have delivered, or shall be delivering concurrently with the Closing, the documents and instruments required to be delivered by the Company pursuant to the Stock Purchase Agreement.

    (j) Representations and Warranties True. Except as otherwise contemplated by the Stock Purchase Agreement and except for the representations and warranties of the Company with respect to capital stock set forth in the Stock Purchase Agreement which shall be accurate in all respects as of the date when made and at and as of the Closing as though newly made at and as of that time, the representations and warranties of the Company contained in the Stock Purchase Agreement which are qualified as to materiality shall be true and correct and which are not so qualified shall be true and correct in all material respects, in each case, as of the date when made and at and as of the Closing as though newly made at and as of that time, except that the Company's financial statements shall continue to be true only as of the respective dates covered thereby.

    (k) Certificate. The Company shall have delivered to the Purchaser a certificate dated as of the Closing and signed by the Chief Financial Officer and the General Counsel of the Company certifying as to (i) the accuracy, as of the date when made and at and as of the Closing as though newly made at and as of that time, of the representations and warranties of the Company set forth in the Stock Purchase Agreement with respect to capital stock and the representations and warranties contained in the Stock Purchase Agreement that are qualified as to materiality, (ii) the accuracy, as of the date when made and at and as of the Closing as though newly made at and as of that time, in all material respects of the representations and warranties of the Company contained in the Stock Purchase Agreement that are not so qualified, provided that the Company's representations and warranties contained in the Stock Purchase Agreement as to the Company's financial statements shall continue to be true only as of the respective dates covered thereby and

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

  (iii) the performance of the obligations required by the Company to be performed under the Stock Purchase Agreement as of the Closing.

    (l) Credit Agreements. The Company shall have secured amendments to or waivers under, in each case, in form and substance reasonably satisfactory to the Purchaser, its material credit agreements and arrangements such that none of the transactions contemplated by the Stock Purchase Agreement or the other Transaction Documents, will constitute a breach or default of or an event that, with notice or lapse of time or both would be a breach or default, under such credit agreements or arrangements.

    (m) Items in Company Letter. The Purchaser shall be satisfied that certain claims and matters described in the letter, dated as of the date of the Stock Purchase Agreement, from the Company to the Purchaser (the "Company Letter"), individually, collectively with each other or collectively with any breaches of representations and warranties and/or other facts and circumstances which have not been disclosed as of the date of the Stock Purchase Agreement have not resulted in, and would not reasonably be expected to result in, a "Material Adverse Effect." "Material Adverse Effect" means a material adverse effect, or the occurrence or existence of facts or circumstances reasonably expected to result in a material adverse effect, on the business, assets, results of operations, properties, financial or operating condition or prospects of the Company and its subsidiaries taken as a whole, or the ability of the Company (and, to the extent applicable, its subsidiaries) to perform its (or their) obligations under the Stock Purchase Agreement or consummate the transactions contemplated thereby. For purposes of this definition a consolidated net loss by the Company and its subsidiaries for the quarter ended June 30, 1995 of $45.3 million or less shall not be deemed to have a Material Adverse Effect.

  The Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that the Purchaser may not decrease the Offer Price, change the form of consideration payable in the Offer, decrease the maximum number of shares of Common Stock sought pursuant to the Offer, add to or modify the Offer Conditions, or otherwise amend the Offer in any manner adverse to the Company's stockholders.

  The Stock Purchase Agreement requires that the Offer expire at midnight, New York City time, on the date that is sixty days from the date the Offer is first published or sent to stockholders. The Purchaser must extend the Offer (i) if at the scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied or waived, until such time as such Offer Conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer; provided, however, that the Purchaser may terminate the Offer if the Stock Purchase Agreement is terminated.

  Provided that the Stock Purchase Agreement has not been terminated and that all Offer Conditions have been satisfied or waived by the Purchaser, the Purchaser is required to accept for payment and purchase, in accordance with the terms of the Offer, shares of Common Stock validly tendered and not withdrawn pursuant to the Offer (up to the amount sought pursuant to the Offer or such greater amount as the Purchaser, in its sole discretion, shall determine) at the Closing. The Purchaser has indicated to the Company that pursuant to the Stock Purchase Agreement it will assign the right to purchase 80% of the Offer Shares to LG Semicon, a majority owned subsidiary of the Purchaser.

  Representations and Warranties. The Stock Purchase Agreement contains customary representations and warranties of the Company relating, with respect to the Company and its subsidiaries, to, among other things, (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Stock Purchase Agreement and related matters; (c) capital structure; (d) government authorization; (e) the compliance with all licenses and permits necessary to conduct its businesses and the non-contravention of the Stock Purchase Agreement and related transactions with any judgment, decree, order, law, statute, rule or regulation; (f) the compliance of the Company and its subsidiaries and the non-contravention of the Stock Purchase Agreement and related transactions with the Company's and its subsidiaries'

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certificates of incorporation and bylaws or any material agreements, mortgages, indentures, debentures, trusts, leases, licenses, or other instruments or obligations to or by which it or any of its properties is subject or bound; (g) the compliance as to form of the documents filed by the Company and its subsidiaries with the Securities and Exchange Commission and the accuracy of information contained therein and the absence of undisclosed liabilities; (h) the absence of any event, occurrence, development, breach or default which individually or collectively has had or would be expected to result in a Material Adverse Effect; (i) the absence of pending or threatened litigation which could reasonably be expected to have a Material Adverse Effect; (j) the filing of tax returns and payment of taxes; (k) registration rights and the exemption from registration and prospectus delivery requirements; (l) adequate insurance protection and compliance with such policies and bonds; (m) the absence of certain transactions between the Company or its subsidiaries and any of either's directors, officers or their immediate families; (n) benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended; (o) possession of all necessary rights and licenses in all intellectual property; (p) the absence of Environmental Claims and compliance with all Environmental Laws (as such terms are defined in the Stock Purchase Agreement); (q) broker's fees and expenses; and (r) the accuracy of the Company Letter.

  The Stock Purchase Agreement contains customary representations and warranties of the Purchaser relating to (a) organization, standing and similar corporate matters; (b) the authorization, execution, delivery, performance and enforceability of the Stock Purchase Agreement; (c) the non-contravention of the Stock Purchase Agreement and related transactions with any charter provision, bylaw, material contract, order, law or regulation to which the Purchaser is a party or by which it is bound or obligated; (d) government authorization; (e) investment intent and sophistication of the Purchaser; (f) the accuracy of information supplied by the Purchaser in connection with the Offer and the proxy statement; and (g) broker's fees and expenses.

  Conduct of Business of the Company. The Stock Purchase Agreement provides that until the Closing, the business and operations of the Company and each of its subsidiaries shall be conducted in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use its best efforts to preserve intact its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it.

  Accordingly, except as otherwise expressly approved by the Purchaser in writing, neither the Company nor any of its subsidiaries may, prior to the Closing, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring the Purchaser's prior approval include, without limitation (but subject to certain exceptions stated in the Stock Purchase Agreement), actions by the Company or its subsidiaries to (i) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any voting stock or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights) or amend any of the terms of any such securities or agreements outstanding as of the date of the Stock Purchase Agreement; (ii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of the securities of the Company or its subsidiaries, or redeem or otherwise acquire any of its securities or any securities of its subsidiaries not owned directly or indirectly by the Company; (iii) incur or assume any debt or issue any debt securities, become liable or responsible for the obligations of any other person, make any loans or investments in any other person, pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries, or mortgage or pledge any of its material assets or create any lien thereupon; (iv) enter into, adopt, or amend or terminate any compensation, severance, termination, or benefits arrangement, or pay any benefit not required by any plan or arrangement; (v) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division

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thereof or any equity interest therein, or acquire, sell, lease or dispose of any assets of the Company and its subsidiaries; (vi) enter, or permit any of its subsidiaries to enter, into any joint venture, partnership or exclusive licensing agreement; (vii) authorize any new capital expenditure or expenditures; and (viii) amend or propose to amend its certificate of incorporation or bylaws or alter the corporate structure or ownership of any subsidiary.

  Other Potential Bidders. The Stock Purchase Agreement requires the Company and its affiliates and their respective officers, directors, employees, representatives and agents immediately to cease any existing discussions or negotiations with any third party regarding (i) the acquisition of more than 20% of the total assets of the Company or any of its subsidiaries, (ii) the acquisition of 20% or more of the Shares, all of the Company's voting stock or the equity securities of any subsidiary of the Company, or (iii) the merger or other combination of the Company or any of its subsidiaries (each a "Third Party Acquisition"). The Company shall not, unless and until the Stock Purchase Agreement is terminated in accordance with its terms, as described below, directly or indirectly, (i) initiate, solicit or encourage any discussions regarding a Third Party Acquisition, or (ii) hold any such discussions or enter into any agreement concerning any Third Party Acquisition; provided that if the Company's Board of Directors determines in good faith, after consultation with and based upon written advice of outside legal counsel, that a failure to do so would be contrary to its fiduciary obligations, the Company may (A) in response to a request therefor, furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement and discuss such information with such person and (B) upon receipt by the Company of a proposal with respect to a Third Party Acquisition, following delivery to the Purchaser of the Notice of Superior Proposal (described below), participate in negotiations regarding such proposal. The Company's Board of Directors shall not (i) approve or recommend any Third Party Acquisition or (ii) approve or authorize the Company's entering into any agreement with respect to any such Third Party Acquisition, provided that if the Company's Board receives a bona fide proposal for a Third Party Acquisition that the Board determines in its good faith reasonable judgment (based on the advice of a financial advisor of nationally recognized reputation) provides a greater aggregate value to the Company and/or the Company's stockholders than the transactions contemplated by the Stock Purchase Agreement (a "Superior Proposal"), the Board may, to the extent required under its fiduciary duties, approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional takeover or other investment proposals or terminate the Stock Purchase Agreement, in each case at any time after the fifth business day following notice to the Purchaser (a "Notice of Superior Proposal") advising the Purchaser that the board has received a Superior Proposal and specifying the structure and material terms of such Superior Proposal, and provided that the Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of such five-business-day period.

  Director and Officer Liability. The Stock Purchase Agreement provides that from and after the Closing, the Purchaser shall cause the Company to indemnify and hold harmless each person who is, or has been at any time prior to the date of the Stock Purchase Agreement or who becomes prior to the Closing, an officer or director of the Company or is or was serving at the request of the Company as a director or officer of any affiliate of the Company, an employee benefit plan, or a related trust, in respect of acts or omissions occurring prior to the Closing (the "Indemnified Parties") (including but not limited to the transactions contemplated by the Stock Purchase Agreement), to the extent provided under the Company's Certificate of Incorporation, Bylaws and indemnity agreements between the Company and any of its officers in effect, and, with respect to the Company's Certificate of Incorporation and Bylaws, shall not permit the amendment of such provisions in any manner adverse to the Indemnified Parties for three years after the date of the Stock Purchase Agreement. For six years after the Closing, the Purchaser shall cause the Company to maintain its current or substantially equivalent policies of officers' and directors' liability insurance covering each of the Persons currently covered by its current policy, or who becomes covered by such policy prior to the Closing; provided that the

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Company shall not be obligated to pay premiums in excess of 150% of the premium to be paid by the Company for such insurance in the fiscal year ending December 31, 1995, but provided further that the Company must provide such coverage as may be obtained for 150% of the premium for such insurance in the fiscal year ending December 31, 1995.

  Conditions. The obligations of the Purchaser and of the Company respecting the sale and purchase of the Issue Shares are conditioned upon (i) the Company's stockholders having approved the transactions contemplated by the Stock Purchase Agreement, (ii) no Governmental Authority having taken action to restrict, in a material manner, the purchase of the Issue Shares or to impose material adverse terms or conditions thereon, (iii) all material filings with all Governmental Authorities required in connection with the transactions contemplated by the Stock Purchase Agreement having been made, all waiting periods thereunder having expired or been terminated and all material orders, permits, waivers, authorizations, exemptions or approvals having been obtained and remaining in effect, and (iv) the Purchaser and the Company shall have delivered to CFIUS appropriate notification and report forms pursuant to the Exon-Florio Amendment and satisfactory resolution thereof. The Purchaser and the Company have received notice that the waiting period under the HSR Act with respect to the transactions contemplated by the Stock Purchase Agreement expired on September 1, 1995. The Purchaser has informed the Company that the required filings to be made with the Bank of Korea and other instrumentalities of the Republic of Korea have been made and that the Purchaser has received final approval of the transactions contemplated by the Stock Purchase Agreement by such entities. The required filings pursuant to the Exon-Florio Amendment were delivered by the Purchaser and the Company and accepted by CFIUS on September 7, 1995. The Purchaser received written notice on October 10, 1995 from CFIUS that, based on its review, CFIUS has determined that there are no issues of national security sufficient to warrant an investigation under the Exon-Florio Amendment. The receipt of this notice satisfies this condition.

  The obligation of the Purchaser to purchase the Issue Shares is further conditioned upon (i) provision having been made to the satisfaction of Purchaser that the Company's Board of Directors will be composed of ten persons immediately following the Closing, six of whom are to be designees of Purchaser, one of whom is to be the Company's President and Chief Executive Officer immediately prior to the Closing and three of whom shall be, if they are willing to serve, members of the Board of Directors immediately prior to the Closing who are not otherwise affiliated with the Company or the Purchaser or any subsidiary of either of them, (ii) the Company having performed in all material respects its obligations under the Stock Purchase Agreement, (iii) the Amended Bylaws having been duly authorized, approved and effected, (iv) the Rights Agreement having been amended by the Company to specifically exclude the Purchaser and its affiliates from the definition of "Acquiring Person" (as defined in the Rights Agreement) and to otherwise avoid any adverse consequences to Purchaser or the Company, including, without limitation, the occurrence of a "Distribution Date" (as defined in the Rights Agreement) as a consequence of the transactions contemplated by the Transaction Documents, (v) there having been validly tendered and not withdrawn pursuant to the Offer not less than 18,619,000 Shares, (vi) the Company having delivered, prior to or concurrently with the Closing, the documents and instruments required to be delivered by the Company, (vii) except as otherwise contemplated by the Stock Purchase Agreement and except for the representations and warranties of the Company set forth in the Stock Purchase Agreement which shall be accurate in all respects as of the date when made and at and as of the Closing, the representations and warranties of the Company contained in the Stock Purchase Agreement which are qualified as to materiality being true and correct and which are not so qualified being true and correct in all material respects, in each case, as of the date when made and at and as of the Closing, except that the Company's financial statements shall continue to be true only as of the respective dates covered thereby; (viii) the Company having delivered to the Purchaser a certificate dated as of the Closing and signed by the Chief Financial Officer and the General Counsel of the Company certifying as to the accuracy of certain of the representations and warranties of the Company set forth in the Stock Purchase Agreement and the performance of the obligations required by the Company to be performed under the Stock Purchase Agreement as of the Closing; (ix) the Company having secured amendments to or waivers under, in each case, in form and substance reasonably satisfactory to the Purchaser, its material credit agreements and arrangements such that one of the transactions contemplated by the Stock Purchase Agreement or the other Transaction Documents, will constitute a breach or default of or an event that, with notice or lapse of time or both would be a breach or default under, such credit agreements or arrangements; and (x) the Purchaser being satisfied that certain claims and matters described in the Company Letter, individually, collectively with each other or collectively with any breaches of representations and warranties and/or other facts and circumstances which have not been disclosed as of the date of the Stock Purchase Agreement have not resulted in, and would not reasonably be expected to result in, a Material Adverse Effect.

  The obligation of the Company to issue and sell the Issue Shares to the Purchaser is further conditioned upon (i) the Purchaser having performed in all material respects its obligations under the Stock Purchase Agreement, (ii) except as otherwise contemplated by the Stock Purchase Agreement, the representations and warranties of the Purchaser set forth in the Stock Purchase Agreement which are qualified as to materiality being true and correct and which are not so qualified, being true in all material respects, as of the date when made and at and as of the Closing as though newly made at and as of that time, (iii) the Purchaser having delivered, or be delivering concurrently with the Closing, the documents and instruments required to be delivered by the Purchaser pursuant to the Stock Purchase Agreement, (iv) the Purchaser having delivered a certificate dated as of the Closing and signed by a duly authorized officer of the Purchaser certifying as to the accuracy in all material respects of the representations and warranties of the Purchaser and the performance of the obligations of the Purchaser under the Stock Purchase Agreement and (v) the Purchaser having accepted for purchase pursuant to the Offer not less than 18,619,000 Shares.

  Termination. The Stock Purchase Agreement provides that the Company may terminate the Stock Purchase Agreement if (i) there has not been a material uncured breach by the Company of any representation, warranty, covenant or agreement and there has been a material breach by the Purchaser of any representation, warranty, covenant or agreement that has not been cured within ten days' notice of such breach and the Company's intention to terminate, (ii) upon payment to the Purchaser of $7,023,800 (2% of the aggregate proceeds to be received by the Company and stockholders of the Company who tender shares of Common Stock in the Offer upon consummation of the transactions contemplated by the Stock Purchase Agreement) (the "Termination Fee") and either (a) five business days have elapsed following the Purchaser's receipt of a Notice of Superior Proposal and the Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by the Purchaser prior to the expiration of the five-business-day period following receipt by the Purchaser of such notice, or (b) the Board of Directors of the Company has withdrawn, modified or changed in an adverse manner its approval or recommendations of the Offer or other transactions contemplated by the Stock Purchase Agreement or recommended another offer, or has adopted any resolutions to effect any of the foregoing to the extent that the Board determines in good faith, after consultation with and based upon written advice of outside legal counsel, that a failure to do so would be contrary to its fiduciary obligations.

  The Purchaser may terminate the Stock Purchase Agreement if there has not been a material uncured breach by the Purchaser of any representation, warranty, covenant or agreement and there has been a material breach by the Company of any representation, warranty, covenant or agreement that has not been cured within ten days' of receipt of written notice of such breach and the Purchaser's intention to terminate. In addition, the Purchaser may terminate any or all of its obligations under the Stock Purchase Agreement if (a) the Board of Directors of the Company has withdrawn, modified or changed in a manner adverse to the Purchaser, its approval or recommendation of the Offer or other transactions contemplated by the Stock Purchase Agreement or recommended another offer, or has adopted any resolutions to effect any of the foregoing,
(b) a Third Party Acquisition has occurred or any definitive agreement or agreement in principle has been executed with respect to a Third Party Acquisition, (c) the Company does not conduct a stockholders' meeting and take all reasonable action to obtain stockholder approval of the Proposed Transaction, because the Board has determined in good faith, after consultation with and based upon written advice of outside legal counsel, that taking such action consistent with the Certificate of Incorporation, Bylaws and applicable law as may be required would be contrary to its fiduciary obligations, or (d) the Company does not use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to cause satisfaction of the conditions to, and to consummate and make effective, the transactions contemplated by the Stock Purchase Agreement and the other Transaction Documents, because the Board has determined in good faith, after consultation with and based upon written advice of outside legal counsel, that taking such action would be contrary to its fiduciary obligations. The Company shall pay to the Purchaser the Termination Fee if the Purchaser terminates pursuant to clauses (a), (b), (c) or (d) of the preceding sentence.

  Additionally, either the Purchaser or the Company may terminate the Stock Purchase Agreement (i) to the extent that performance thereof if prohibited, enjoined, or otherwise materially restrained by any final, non-appealable judgment, ruling, order or decree of any Governmental Authority, provided that the party seeking to terminate its obligations shall have used its best efforts to remove such prohibition, injunction, or restraint, (ii) if the purchase by the Purchaser of the Issue Shares and the Offer Shares shall not have been completed by March 31, 1996 and the failure of such purchase to have been completed on or before such date did not result from the failure by the party seeking termination to fulfill in all material respects any undertaking or commitment that is required to be fulfilled by such party prior to such time,
(iii) if the Company's stockholders do not approve the transactions contemplated by the Stock Purchase Agreement (provided that the Company immediately pays to the Purchaser the Termination Fee if the stockholders did not approve the transactions contemplated by the Stock Purchase Agreement because of a Superior Proposal) or (iv) by mutual written consent of the Purchaser and the Company.

  Transaction Expenses. The Stock Purchase Agreement provides that, except for any Termination Fee, each of the parties shall pay its own expenses incurred in connection with the negotiation and preparation of the Stock Purchase Agreement and the other Transaction Documents, the performance of its covenants thereunder, and the effectuation of the transactions contemplated thereby, including, without limitation, all fees and disbursements of its respective legal counsel, advisors and accountants. Each of the parties shall indemnify and hold harmless the other against any claim for fees or commissions of brokers, finders, agents or bankers retained or purportedly retained by the indemnitor party in connection with the transactions contemplated by the Stock Purchase Agreement and the other Transaction Documents.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Section (b) of Item 4 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

  (b) Background; Reasons for the Recommendations.

  The Company's primary business has been the consumer electronics business in the United States. This business in the United States has been marked by intense competition, with the Company's major competitors being significantly larger foreign owned companies, generally with greater worldwide television volume and overall resources. In efforts to increase market share or achieve higher production volumes, the Company's competitors have aggressively lowered their selling prices in the past several years. Despite the Company's significant cost reduction measures, the Company's achievement of record unit sales in 1994, recent growth in the Company's market share in the United States, significant sales growth in Latin America and its growing Network Systems products business, the Company has incurred losses in all but one of the years since 1985.

  As part of its strategy to return to profitability, the Company developed a plan in 1994 to expand and modernize its Melrose Park, Illinois color picture tube plant by adding a fifth color picture tube production line, capable of handling larger, wider-screen tubes, and by increasing automation on existing production lines. In seeking the $150 million funding necessary for this program, the Company initiated discussions in June 1994 with the Purchaser with respect to a possible joint venture involving the Melrose Park plant. At a meeting on November 15, 1994 among Jerry K. Pearlman, Chairman of the Company (and at the time its chief executive officer), certain other officers of the Company, and Mr. Cha Hong (John) Koo, President of the Purchaser, and certain other officers of the Purchaser, the Company suggested that, as an alternative, the Purchaser consider an equity investment in the Company. However, the Purchaser indicated that at that time it was interested only in the joint venture. The Company and the Purchaser executed a Mutual Non-Disclosure Agreement dated as of November 25, 1994. Numerous discussions concerning the possible joint venture were held between the Purchaser and the Company over the next several months. In late March 1995, the Purchaser submitted a proposal to the Company for the joint venture offering to contribute $100 million in cash and $35 million in promissory notes in return for a 49.0% equity interest in the joint venture. The parties subsequently discussed a number of revised proposals, with the last proposal being submitted to the Company at the June 27, 1995 meeting of the Company's Board of Directors described below.

  The Company's selection of the Purchaser as a possible joint venture partner grew out of a long-standing business relationship with the Purchaser, as well as the Company's high regard for the Purchaser's manufacturing and automation expertise. This relationship began in the mid-1970's when the Purchaser produced radios for the Company. Since then, the Company has purchased electronic components from the Purchaser and in recent years the Company has produced color picture tubes and other components for the Purchaser, and the Purchaser has produced VCRs and TV-VCR combination products for the Company. In 1991, the Purchaser purchased 1,450,000 shares of newly issued shares of the Company's Common Stock. At that time, the Company and the Purchaser also entered into a number of additional technology agreements, providing for, among other things, expanded cooperative engineering efforts on products, including high definition television.

  In January 1995, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") began assisting the Company in exploring possible strategic alternatives, especially focusing on alternatives for raising equity capital to fund the Melrose Park expansion and modernization program.

  On February 23, 1995, the Company announced that, effective on April 24, 1995 (the date of its annual meeting of stockholders), Mr. Albin F. Moschner would become President and Chief Executive Officer and Mr. Pearlman would retire, remaining as Chairman until December 31, 1995.

  In March and early April, 1995, the Company began the process for a public equity offering, but this process ended in mid-April in light of the Company's first quarter results and its expectations for the year.

  During the week of April 2, 1995, the Chairman of the Executive Committee of the Board of the Company, Mr. T. Kimball Brooker, was contacted by representatives of a non-United States entity involved in the consumer electronics business (the "Other Consumer Products Entity") which had an interest in a possible change of control transaction involving the Company.

  On April 12, 1995, representatives of the Company, including Messrs. Pearlman, Moschner and Brooker, held an introductory meeting with the chief executive officer and other representatives of the Other Consumer Products Entity. At this meeting, the representatives of the Other Consumer Products Entity and the representatives of the Company discussed the need for the Other Consumer Products Entity to review certain information and documents relating to the Company before the Other Consumer Products Entity would be able to decide if it wanted to submit a proposal and the need for an agreement to govern the terms of such review. No proposal for a transaction between the Company and the Other Consumer Products Entity was made at the April 12, 1995 meeting.

  As of April 24, 1995, the Company retained Merrill Lynch in connection with either (i) a possible offering by the Company of equity or equity-linked securities, (ii) a possible investment by the Purchaser in one of the Company's operating facilities or businesses or in the Company or (iii) another alternative strategic transaction involving the sale of an interest in, or all of, the Company's stock or assets.

  On April 28, 1995, the Company entered into a confidentiality agreement with the Other Consumer Products Entity and subsequently provided such entity with confidential information concerning the Company. The confidentiality agreement provided for a two-week period ending May 15, 1995 during which the Company agreed that it would not sell, or enter into discussions with any third party regarding the sale of, stock of the Company. The confidentiality agreement permitted the Company to continue discussions with the Purchaser with respect to a possible equity investment by the Purchaser in the Company's picture tube operations. The confidentiality agreement also contained "standstill" provisions which precluded such entity for a period of 18 months from, among other things, acquiring shares of Common Stock of the Company without the Company's consent, provided that such provisions would terminate if the Company entered into negotiations with a third party for the issue and sale of 25% or more of the Company's stock.

  On May 8, 1995, the Company received a proposal from the Other Consumer Products Entity which provided for a two-step transaction. The first step was to consist of the purchase by a publicly traded subsidiary of the Other Consumer Products Entity (the "Consumer Products Subsidiary") of 9,300,000 newly issued shares of Common Stock in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (the market value of the 9,300,000 shares of Common Stock and the shares of common stock of the Consumer Products Subsidiary each being approximately $70,000,000). The second step of the proposed transaction was to consist of (i) the purchase of 20,000,000 newly issued shares of Common Stock by the Consumer Products Subsidiary at the current market price for $150,000,000 in cash, (ii) the purchase of 13,300,000 newly issued shares of Common Stock (valued at the market price per share) by the Consumer Products Subsidiary in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (valued at the market price per share), and (iii) the execution of certain "strategic alliance agreements" between the Company and the Consumer Products Subsidiary. In addition, the May 8, 1995 proposal provided that the Consumer Products Subsidiary could purchase additional shares of Common Stock in the market until it owned at least 51% of the outstanding shares of Common Stock on a fully diluted basis and that, if the Other Consumer Products Entity subsequently proposed a merger or similar transaction involving the Company, such transaction would require approval of the independent directors of the Company.

  Between May 8, 1995 and May 24, 1995, senior management and advisors of the Company had numerous meetings and phone conversations with representatives of the Other Consumer Products Entity concerning possible synergies between the Consumer Products Subsidiary and the Company, the structure of the proposed transaction between the Consumer Products Subsidiary and the Company, and the premium above the market price per share of the Common Stock to be paid by the Consumer Products Subsidiary. On May 24, 1995, senior management of the Company met with a representative of the Other Consumer Products Entity. At such meeting, the representative of the Other Consumer Products Entity proposed a revised two-step transaction structured along the same lines as had been discussed among senior management of the Company and representatives of the Other Consumer Products Entity. The first step was to consist of the purchase of 9,300,000 shares of newly issued Common Stock by the Consumer Products Subsidiary for $7.50 per share in cash and the execution of certain operational agreements. The second step was to consist of (i) the purchase of 8,900,000 newly issued shares of Common Stock by the Consumer Products Subsidiary for $8.25 per share in cash, (ii) the purchase of 38,000,000 newly issued shares of Common Stock (valued at $8.25 per share) by the Consumer Products Subsidiary in exchange for newly issued shares of common stock of the Consumer Products Subsidiary having an equivalent value (based on the market price per share),
(iii) an option, exercisable by either the Company or the Consumer Products Subsidiary upon certain conditions, providing for the exchange of the 38,000,000 shares of Common Stock to be purchased by the Consumer Products Subsidiary pursuant to clause (ii) above for the shares of common stock of the Consumer Products Subsidiary to be issued to the Company as consideration pursuant to such clause (ii), (iv) the issuance of warrants to purchase shares of Common Stock to the Consumer Products Subsidiary at a price to be determined by the parties, and (v) the lack of any limitation on additional acquisitions of shares of Common Stock by the Consumer Products Subsidiary. The Company responded to the May 24, 1995 proposal with a proposal with the same structure but providing for a price per share of Common Stock of $10.25 for the first step of the transaction and a value per share of Common Stock of $11.75 for each of the second steps of the transaction.

  Between May 24, 1995 and June 15, 1995, senior management of the Company and representatives of the Other Consumer Products Entity had several telephone conversations relating to their respective proposals. On June 15, 1995, the Company sent the Other Consumer Products Entity a letter proposing a revised transaction again consisting of two steps. In the first step there would be (i) the purchase by the Consumer Products Subsidiary of 9,300,000 newly issued shares of Common Stock at a purchase price of $9.00 per share in cash, and (ii) the execution of certain operational agreements between the Company and the Consumer Products Subsidiary. The second step would involve (i) the purchase by the Consumer Products Subsidiary of 10,600,000 newly issued shares of Common Stock at a purchase price of $11.00 per share in cash, (ii) the purchase by the Consumer Products Subsidiary of 36,300,000 newly issued shares of Common Stock (valued at $11.00 per share) in exchange for newly issued shares of common stock of the Consumer Products Subsidiary (valued at the market price per share), (iii) an option, exercisable by either the Company or the Consumer Products Subsidiary upon certain conditions, providing for the exchange of the 36,300,000 shares of Common Stock to be purchased by the Consumer Products Subsidiary pursuant to clause (ii) above for the shares of capital stock of the Consumer Products Subsidiary to be provided as consideration pursuant to such clause (ii), (iv) the issuance of warrants to purchase shares of Common Stock to the Consumer Products Subsidiary at a price to be agreed upon by the parties, and (v) the lack of any limitation on additional acquisitions of shares of Common Stock by the Consumer Products Subsidiary. The Company's June 15, 1995 proposal was not responded to by, and no further proposals were received from the Other Consumer Products Entity.

  None of the proposals received from the Other Consumer Products Entity involved payment to the Company's stockholders, and each such proposal was at a per share value less than the Offer Price (such per share value being determined by blending the per share value of the first step of each proposed transaction with the per share value to be received in the multiple second step transactions pursuant to each such proposal).

  On May 16, 1995, after the expiration of the two-week exclusivity period afforded to the Other Consumer Products Entity, Mr. Moschner spoke with Mr. Koo and advised him that the Company had been approached on an unsolicited basis by another entity (not identified to Mr. Koo) about a possible transaction that would involve a change of control of the Company and that because of the Company's long relationship with the Purchaser, Mr. Moschner wanted to inform Mr. Koo of that fact.

  On May 20 and May 22, 1995, certain executives of the Company met with certain executives of the Purchaser and representatives of its financial advisor, Salomon Brothers Inc. The Purchaser indicated that it would consider making a proposal to the Company concerning a possible investment in the Company, as well as proceeding with the joint venture.

  On May 23, 1995, the Executive Committee of the Company's Board met with Company executives, Merrill Lynch and the Company's legal advisors to review the status of negotiations with the Other Consumer Products Entity and the discussions with the Purchaser. The Executive Committee authorized discussions to continue with both parties and authorized Merrill Lynch to contact two "financial buyers" to ascertain their interest in a private equity investment. The two "financial buyers" contacted were recommended by Merrill Lynch as being the most promising of the limited number of "financial buyers" likely to have an interest in the Company. Both of the "financial buyers" contacted by Merrill Lynch executed confidentiality agreements containing "standstill" provisions precluding such entities from, among other things, acquiring, or agreeing, offering, seeking or proposing to acquire, directly or indirectly, shares of Common Stock without the Company's consent.

  On May 31, June 1 and June 2, 1995, the Purchaser and its legal and financial advisors met with various Company executives to discuss due diligence matters. Following these meetings, the Company was advised that the Purchaser would need several weeks before it could get back to the Company with any proposal. The Company advised the Purchaser of its desire to have a proposal before the Company's regularly scheduled board meeting on June 27, 1995.

  On June 20 and June 21, 1995, Mr. Moschner met with representatives of the two financial buyers contacted by Merrill Lynch in early June. The representatives of one of the entities indicated little interest in a transaction at that time. The representatives of the other entity indicated that they were unfamiliar with the consumer electronics industry and would require a lengthy review of the industry and the Company before they could decide whether they had any interest in a transaction involving the Company.

  On June 22, 1995, legal and financial advisors for both the Company and the Purchaser met to discuss the manner in which the Purchaser's proposal would be presented to the Company.

  On June 27, 1995, Mr. Pyong Won (Peter) Suh, Executive Vice President and Chief Technology Officer of the Purchaser, two other officers of the Purchaser, and representatives of Salomon Brothers Inc and the Purchaser's legal advisors appeared at a regular meeting of the Company's Board of Directors. Mr. Suh presented two alternative proposals--the first proposal being a tender offer by the Purchaser to the Company's stockholders for 17,863,000 shares of Common Stock at $10.00 per share in cash, the purchase of 7,882,000 shares of Common Stock from the Company at $7.875 per share in cash and the purchase of 10,118,000 shares of Common Stock from the Company at $10.00 per share in cash; the second proposal being the establishment of a joint venture to own the Melrose Park color picture tube plant in which the Purchaser agreed to pay the Company an aggregate of $150 million for its 49.9% ownership interest in the joint venture, of which $100 million would be contributed directly to the joint venture and the balance paid directly to the Company. In addition, under the joint venture proposal, the Purchaser would require a right of first refusal if the Company sought to license its name. Following a discussion with Merrill Lynch and the Company's legal advisors, the Board of Directors authorized the Company's officers to commence negotiations with the Purchaser concerning the first proposal. In giving this authorization, the Board of Directors recognized that the joint venture proposal did not provide stockholders of the Company with the opportunity to obtain cash from the Purchaser for a portion of their shares and that entering into a joint venture with respect to the Melrose Park color picture tube plant could discourage potential purchasers of the Company from seeking control of the Company or otherwise adversely affect a potential purchaser's valuation of the Company. The Board of Directors also considered Merrill Lynch's preliminary analysis and comparison of the two alternative proposals. The Board of Directors was advised that a number of material terms and conditions of the joint venture proposal had not been resolved and that the value attributed to the joint venture proposal by Merrill Lynch would vary depending on resolution of those issues. The Company then notified the Other Consumer Products Entity that its obligations under the standstill provisions contained in the April 28, 1995 confidentiality agreement were terminated as a result of negotiations and offered to provide updated financial information to the extent such entity continued to have an interest in pursuing discussions. No such information has been requested.

  Following the June 27 Board meeting, Mr. Moschner and Mr. Suh and their respective financial advisors met to discuss the terms of the Purchaser's proposal. On June 28, 1995, certain executives of the Company and of the Purchaser met to discuss the synergies that could be expected to result from a closer relationship between the Company and the Purchaser, including synergies relating to management of North American sales and marketing, consolidation of North American warehousing, order processing and distribution, globalization of the Company's brand name, globalization of the Company's Network Systems business, consolidation of North American manufacturing and sourcing of products, reduction of material costs, mutually beneficial commercial transactions between the Company and the Purchaser, product development and technology sharing, and the Company provided the Purchaser with updated financial information about the Company.

  On July 11, 1995, the Purchaser delivered a revised proposal to the Company wherein it proposed to make a tender offer to the Company's stockholders for 18,619,000 shares of Common Stock at $10.00 per share in cash and to purchase 16,500,000 shares of Common Stock from the Company for $10.00 per share in cash.

  On July 12, 1995, the Company's Board of Directors held a special meeting to consider the revised proposal. Following a presentation by Merrill Lynch, the Board authorized the Company's officers to commence the negotiation of a definitive agreement with the Purchaser. During the next several days, discussions were held on a range of legal issues, including, without limitation, the conditions to the consummation of the purchase of the Offer Shares and the issuance and sale of the Issue Shares and the exceptions to the representations and warranties and covenants of the Company contained in the Stock Purchase Agreement, and the terms and conditions of the definitive agreement were negotiated subject to approval by the Company's Board of Directors.

  On July 17, 1995, a special meeting of the Board of Directors was held at which the Board reviewed the definitive agreement in detail and also considered the factors described below. Merrill Lynch delivered its written opinion to the Board as described below and the Board unanimously approved the terms of the Offer and the Purchaser's investment as described above. On the same day, following such Board approval, the Company and the Purchaser entered into the Stock Purchase Agreement and publicly announced their agreement. A copy of the written opinion of Merrill Lynch delivered to the Board, which sets forth certain assumptions made, matters considered and limits of the review by Merrill Lynch in rendering such opinion, is attached as an exhibit hereto; STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY IN ITS ENTIRETY. The Board was aware that Merrill Lynch became entitled to certain of the fees described in Item 5 in connection with its engagement by the Company upon the consummation of such transactions.

  In determining to make its recommendations, the Board considered a number of factors, including:

    (i) The oral and written presentations of Merrill Lynch and the written opinion of Merrill Lynch to the effect that, from a financial point of view, the proposed consideration to be received by the Company and its stockholders in the proposed transactions, taken as a whole, is fair to the Company and such stockholders;

    (ii) The fact that the Company's stockholders will be entitled to receive $10.00 per share in cash for at least a portion of their Common Stock, while having the opportunity to retain an equity interest in a strengthened Company;

    (iii) The fact that the $10.00 per share to be paid pursuant to the Offer and for the Issue Shares represents a significant premium over the recent trading prices of the Common Stock;

    (iv) The Board's familiarity with the financial condition, results of operations, business, technology, prospects and strategic objectives of the Company and the conditions of the consumer electronics industry;

    (v) The high regard of management for the integrity and operating ability of the Purchaser;

    (vi) The fact that the additional financing from the Issue Shares will permit the Company to complete its planned expansion and modernization program for the Melrose Park picture tube plant, and the Board's belief that such program is a necessary element to the Company's efforts to achieve and sustain future profitability;

    (vii) The fact that the Board concluded, based in part on the advice of its financial advisors, that alternative financing of similar magnitude to the Purchaser's proposal was not reasonably available at the current time;

    (viii) The views of management (based, in part, on management's knowledge of the industry and the Company's competitors) and the views of the Company's financial advisor (based, in part, on their contacts with the Other Consumer Products Entity and with the two "financial buyers" discussed above) as to the unlikelihood of a superior transaction, and the ability of the Company to terminate the Stock Purchase Agreement (upon payment of the Termination Fee) to accept a superior transaction if one were proposed;

    (ix) The fact that the Board concluded that the transactions contemplated by the Stock Purchase Agreement, which would substantially strengthen the Company's financial position, allow for increased synergies that would benefit the Company and provide an opportunity for the Company's stockholders to receive a cash premium over recent market prices for some of their shares, would provide greater benefits for the Company and its stockholders than for the Company to remain independent;

    (x) The operational and commercial benefits to the Company (and the public minority holders) from being able to operate from a strengthened financial position and from synergies expected to result from the relationship with the Purchaser;

    (xi) The fact that the Purchaser acknowledged that as majority stockholder of the Company after the Purchaser acquires the Offer Shares and the Issue Shares it will have fiduciary duties to the public minority holders and that the Purchaser has agreed to elect three directors unaffiliated with the Purchaser or the Company to the Company's Board of Directors, tempered by the fact that if the Purchaser desires to acquire the remainder of the outstanding equity of the Company, under current Delaware law the Company's Board of Directors would not have any obligation to seek offers from third parties; and

    (xii) The recommendation of management.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

  On July 18, 1995, a purported stockholder class action suit was filed in the Court of Chancery of the State of Delaware in and for New Castle County against the Company, the members of the Board of Directors of the Company and the Purchaser (Horwits v. Beckner, et al., C.A. No. 14424). On July 27, 1995, the plaintiff filed an amended complaint (as so amended, the "Complaint"). The Complaint alleges that the Company's directors breached their fiduciary duties and failed to exercise loyalty, good faith, due care and complete disclosure toward the Company and the stockholders of the Company in connection with (i) the Company's 1995 annual meeting and (ii) the subsequent proposal by the Purchaser to acquire a controlling interest in the Company pursuant to the transactions contemplated by the Stock Purchase Agreement.

  The Complaint alleges that the Company's proxy statement for its 1995 annual meeting failed to disclose (i) discussions regarding a possible change of control transaction, (ii) the Company's retention of Merrill Lynch, (iii) the halting of a proposed public equity offering in April, 1995 and (iv) the amendment of agreements providing "change in control" benefits to certain of the Company's executives. In addition, the Complaint alleges that, in executing the Stock Purchase Agreement and recommending that the stockholders approve the transactions contemplated by the Stock Purchase Agreement, the Company's directors failed to adequately explore the availability of alternatives to maximize stockholder

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

value or otherwise conduct a process to obtain the highest value reasonably available to stockholders in a sale of control. The Complaint alleges that the
Schedule 14D-9 fails to disclose (i) material facts relating to Merrill Lynch's fairness opinion, (ii) the factual basis or rationale for the Company's management and financial advisors' views as to the unlikelihood of a superior transaction, (iii) the factual basis for the Company's board of directors' conclusion that alternative financing of a similar magnitude was not reasonably available and (iv) the basis for the Company's board of directors' apparent rejection of the Purchaser's June 27, 1995 joint venture proposal in favor of a sale of control. The Complaint alleges that the Purchaser's Tender Offer Statement on Schedule 14D-1 dated July 21, 1995 (the "Schedule 14D-1") and the
Schedule 14D-9 also fail to disclose (i) a schedule of "change of control" payments required to be made, stock options which vest and shares of restricted Common Stock which vest in connection with the transaction, (ii) the structure, terms or timing of any proposals from the Purchaser prior to the two alternative proposals presented by the Purchaser on June 27, 1995, (iii) the terms and structure of the joint venture proposal made by the Purchaser on June 27, 1995, (iv) the structure, terms or timing of the proposed transaction or counter-proposal of the Other Consumer Products Entity or whether the counter-proposal was affirmatively rejected by the Other Consumer Products Entity and
(v) the specific dates of certain developments regarding the Other Consumer Products Entity. The Complaint further alleges that the Purchaser aided and abetted the Company's directors' alleged breach of their fiduciary duties. The Complaint seeks (i) a declaration that the action may be maintained as a class action, (ii) a declaration that the transactions contemplated by the Stock Purchase Agreement are unfair, unjust and inequitable, (iii) invalidation of the stockholder vote, including the election of directors, at the Company's 1995 annual meeting, (iv) invalidation of the Stock Purchase Agreement, (v) an order compelling the Company's directors to conduct a proper process to explore the availability of alternatives to maximize stockholder value and to disseminate completely all material information relating to the transactions contemplated by the Stock Purchase Agreement, (vi) to enjoin further steps necessary to accomplish or implement the transactions contemplated by the Stock Purchase Agreement, (vii) to compensate the plaintiff and members of the class for all losses and damages allegedly suffered and to be suffered by them and
(viii) to award plaintiff costs, including reasonable attorneys', accountants' and experts' fees.

  On or about August 2, 1995, defendants agreed to proceed to provide plaintiff with discovery on an expedited basis which would permit plaintiff, if necessary, to seek preliminary injunctive relief prior to the Special Meeting from the Delaware Court of Chancery in connection with plaintiff's claims.

  On August 17, 1995, plaintiff filed a motion for preliminary injunctive relief seeking an order (i) invalidating the April 25, 1995 shareholder vote,
(ii) enjoining the Offer or any further action in connection with consummation of the Stock Purchase Agreement, (iii) enjoining the special meeting of stockholders of the Company to be held to consider the transactions contemplated by the Stock Purchase Agreement (the "Special Meeting"), (iv) invalidating the Stock Purchase Agreement, (v) enjoining the Company and the Board of Directors to disseminate complete disclosure of all material information, (vi) enjoining the Board of Directors to conduct a proper process to explore the availability of alternatives to maximize Company shareholder value.

  Commencing in August 1995 and continuing into September 1995, plaintiff's counsel conducted a review of tens-of-thousands of pages of documents from the Company, the Purchaser and certain third parties.

  Following meetings, discussions and negotiations among counsel for the Company and the Board of Directors and counsel for the plaintiff, on October 6, 1995, the Company, the Purchaser, the members of the Board of Directors, and the plaintiff entered a Memorandum of Understanding setting forth the terms of an agreement in principle to settle and terminate the litigation (the "Proposed Settlement"). Under the Proposed Settlement, the Company agreed to include certain additional information in the proxy statement for the Special Meeting that was not contained in the offer documents or the preliminary copies of the proxy statement which the Company filed with the Securities and Exchange

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

Commission. In exchange for the Company's agreement to include these additional disclosures, the plaintiff agreed not to take any action to enjoin or take other legal action to prevent the stockholder vote on or consummation of the transactions contemplated by the Stock Purchase Agreement; to release any and all claims against the defendants, including all state and federal claims arising out of the events described in the Complaint; and to dismiss, with prejudice, the Complaint to effect termination of this litigation.

  The Proposed Settlement is expressly conditioned on (a) the parties' execution of a definitive Stipulation of Settlement; (b) the plaintiff's completion of certain discovery designed to confirm that the settlement is fair and reasonable and in the best interests of the Company's stockholders; (c) the court's certification of a class of the Company's stockholders during the period from March 23, 1995 through the date of the Special Meeting who do not exclude themselves from the class, for purposes of settlement only; (d) the court's preliminary and final approval of the settlement; and (e) the entry of a final judgment dismissing the litigation. The Company also has the right, in its sole discretion, to terminate the settlement if putative class members who collectively hold more than a specified total number of shares elect to opt out of the class.

  The Company, the members of the Board of Directors, and the Purchaser denied, and continue to deny, that they committed any violations of law or breaches of duty as alleged in the Complaint, but entered the Memorandum of Understanding and contemplate entering into the Stipulation of Settlement solely because the Proposed Settlement would eliminate the burden and expense of further litigation and would facilitate the consummation of the transactions contemplated by the Stock Purchase Agreement. In agreeing to disclose additional information, the Company does not admit the materiality of that information or that the materials previously filed with the Securities and Exchange Commission were in any way deficient. In connection with the Proposed Settlement, it is anticipated that counsel for the plaintiff will apply to the court for an aggregate award of attorneys' fees and expenses in an amount not to exceed $300,000. As a condition of settlement, the Company has agreed to pay plaintiff's counsel the amount awarded by the court. Before the Proposed Settlement is finally approved by the court, notice of the proposed terms and conditions of the settlement will be mailed to all members of any class certified by the court, who will be afforded an opportunity to opt out of and object to the settlement.

  Copies of the Complaint and the Memorandum of Understanding are filed as exhibits hereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.
 -----------
Exhibit 9    Memorandum of Understanding dated as of October 6, 1995.
Exhibit 10 Press Release issued by Zenith Electronics Corporation on October 19, 1995.

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

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Zenith Electronics Corporation

                                                   /s/ Albin F. Moschner
                                          By: _________________________________

                                            Name: Albin F. Moschner
                                            Title:President and Chief
                                                Executive Officer

Dated: October 19, 1995

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